TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                               File No:333-10702
                                                                    ------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of September, 2003.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F
                                     -            ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the
                        Securities Exchange Act of 1934:

                                    Yes  No x
                                       -    -

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

        Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
        "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to September 30, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
        Exhibit 99.1

ITEM 2. Exhibits


   Exhibit                                                             Page
    Number                Description                                 Number

     99.1     Translation of Information on Debt Account                6

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             COCA-COLA EMBONOR S.A.
                            -------------------------
                                  (Registrant)


Date: October 6, 2003.                         By: /s/ Roger Ford


                                               Roger Ford
                                               Chief Financial Officer

Exhibit 99.1


                                                             FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDING BOND ISSUES

ISSUER           :  COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:  SEPTEMBER 30, 2003

------------------------------------------------------------------------------------------------------------------------------------
 NUMBER AND   SERIES   DATE OF  PLACEMENT     INITIAL    FACE AMOUNT  ADJUST-  ADJUSTED     INTEREST     PAR      INTEREST   AMORTI-
   DATE OF             NOMINAL    EXPIRY    FACE AMOUNT  PLACED AND     MENT  FACE AMOUNT  ACCRUED AND  VALUE      PAID IN   ZATIONS
REGISTRATION            ISSUE      DATE       PLACED     OUTSTANDING   INDEX  OUTSTANDING    UNPAID      KCH$     THE MONTH   PAID
   IN THE                                       US$          US$                  KCH$        KCH$                  KCH$     IN THE
 SECURITIES                                                                                                                  MONTH
  REGISTRY                                                                                                                    KCH$
------------------------------------------------------------------------------------------------------------------------------------

 ISSUED IN    UNIQUE  March 25,  March 15,  143,400,000  143,400,000    US$   94,783,098    389,993   95,173,091  4,811,142    -
                       1999       2006
 NEW YORK             March 25,  March 15,   16,600,000   14,600,000    US$    9,650,162     39,706    9,689,868    489,837    -
                       1999       2006
                      --------------------------------------------------------------------------------------------------------------

                      TOTALS                160,000,000  158,000,000         104,433,260    429,699  104,862,959  5,300,979    -
------------------------------------------------------------------------------------------------------------------------------------


THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT
AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.

               ANDRES VICUNA GARCIA-HUIDOBRO                                        ------------------------------------------------
                       GENERAL MANAGER                                                                 SIGNATURE



                                                         MONTHLY CHANGE
                                            ---------------------------------
                                            Exchange Rate    |         660.97
                                            ---------------------------------

                                            ---------------------------------
                                            Interest Rate    |         9.875%
                                            ---------------------------------